

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2021

Christen Romero
General Counsel
Xos, Inc.
3550 Tyburn Street, Unit 100
Los Angeles, California 90065

> **Re: Xos, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 14, 2021**
> **File No. 333-259509**

Dear Mr. Romero:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bradley Ecker at 202-551-4985 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing